

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 15, 2011

VIA U.S. MAIL

Allan Ligi
Poway Muffler and Brake, Inc.
13933 Poway Road
Poway, CA 92064

Re: Poway Muffler and Brake, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed February 4, 2011
File No. 333-164856

Dear Mr. Ligi:

We have reviewed your response to our February 2, 2011 comment and have the following additional comments. Page references refer to the marked version of your filing on EDGAR.

General

1. We note your response to our prior comment 1 and we reissue. You indicate in your response letter that you have revised the disclosure in the "Determination of the Offering Price" and "Plan of Distribution" sections, but no such revisions appear in your amend filing. Please revise accordingly. We also note references to an offering price of $0.05 per share on pages 5 and 10. Please revise to update with the current offering price.

Executive Compensation, page 40

2. Please update the executive compensation table to reference the last two completed fiscal years.

Other

3. Please update the financial statements to comply with Rule 8-08 of Regulation S-X. It appears that you should now present financial statements as of and for the fiscal year ended December 31, 2010.

* * * * *

You may contact Patrick Kuhn at (202) 551-3308 if you have any questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or, in his absence, me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Karen A. Batcher, Esq.
       Via Facsimile (619) 512-5184